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NOV 27 2019
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-15885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Boston Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Bedford Road
(No. and Street)

Lincoln	MA	01773
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Hunt — 781-676-5941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Deborah A. Kessinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Boston Capital Corporation, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Laura Ann Granato
Notary Public, Commonwealth of Massachusetts
My Commission Expires October 31, 2025

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Boston Capital Corporation
September 30, 2019

Financial Statements
Report Pursuant to 17a-5(d) and
Supplementary Information and
Report of Independent Registered Public Accounting Firm

U.S. BOSTON CAPITAL CORPORATION

Table of Contents

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of U.S. Boston Capital Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Boston Capital Corporation (the "Company"), as of September 30, 2019, and the related statement of operations, changes in stockholder's equity, and cash flows (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1; Schedule II – Computation for Determination of Customer Account Reserve Requirements Under Rule 15c3-3 Exhibit A; Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Exhibit A, (collectively "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Wolf & Company, P.C.

Boston, Massachusetts
November 22, 2019

U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2019

Assets		
Cash	$	27,439
Restricted Cash		20,000
Marketing, distribution and commissions receivable		
Affiliates		258,164
Other		29,470
Marketable securities, at fair value		773,577
Prepaid expenses and other current assets		41,420
Total assets	**$**	**1,150,070**
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable		
Affiliates	$	252,652
Other		19,200
Accrued expenses		90,553
Accrued income taxes (due to parent)		956
Deferred tax liability		67,726
Total liabilities		**431,087**
Stockholder's equity		
Common stock, $.10 par value; 150,000 shares authorized, issued and outstanding		15,000
Additional paid-in capital		38,730
Retained earnings		665,253
		718,983
Total liabilities and stockholder's equity	**$**	**1,150,070**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Operations
For the Year Ended September 30, 2019

Revenue	
Marketing and distribution	$ 3,303,852
Private placement fees	5,272,916
Reimbursable expenses	254,000
Sales compensation fee	1,388,961
Commissions	197,743
Service fee	957,068
Custodial fees	27,998
Unrealized loss on marketable securities	(60,281)
Other investment income	25,557
Total operating revenue	11,367,814
Expenses	
Commission expense	6,027,817
Overhead expense pursuant to expense sharing agreement	4,342,800
NTF platform fees	338,385
Additional overhead expense	338,469
Marketing expense	79,188
Regulatory fees and assessments	192,360
Legal expense	33,579
License and service fees	26,476
Audit expense	36,000
Miscellaneous expenses	5,382
Total operating expenses	11,420,456
Loss before income taxes	(52,642)
Income tax benefit	(13,883)
Net loss	$ (38,759)

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2019

	Common Stock		Additional		
	Number of shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2018	150,000	$ 15,000	$ 38,730	$ 704,012	$ 757,742
Net loss	-	-	-	(38,759)	(38,759)
Balance at September 30, 2019	150,000	$ 15,000	$ 38,730	$ 665,253	$ 718,983

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Cash Flows
For the Year Ended September 30, 2019

Cash flows from operating activities	
Net loss	$ (38,759)
Adjustments to reconcile net loss to net cash used by operating activities:	
Unrealized loss on marketable securities	60,281
Reinvested dividend income and capital gain	(25,557)
Deferred income taxes	(17,623)
Private placement fees received in securities in lieu of cash	(3,272,212)
Commission expense paid in securities in lieu of cash	3,272,212
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Marketing, distribution and commissions receivable	46,994
Prepaid expenses and other current assets	393
Increase (decrease) in:	
Payable to customers	(1,033,092)
Commissions payable	(52,305)
Accrued expenses	4,988
Net cash used by operating activities	(1,054,680)
Change in cash	(1,054,680)
Cash and Restricted Cash at beginning of year	1,102,119
Cash and Restricted Cash at end of year	$ 47,439
Supplemental disclosures of cash flows information:	
Cash paid during the year for:	
Income taxes	$ 3,740

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

U.S. Boston Capital Corporation (the "Company") is a wholly owned subsidiary of U.S. Boston Corporation (the "Parent"), with its principal office and place of business in Lincoln, Massachusetts. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a general securities firm that conducts its business subject to the provisions of SEC Rule 15c3-3 and maintains a minimum net capital of at least $250,000.

The Company conducts its general securities business as an introducing broker-dealer clearing through Cero's Financial Services, Inc. The Company acts as the principal underwriter for and the distributor of the Pear Tree Funds ("Pear Tree Funds"). The Company also acts as placement agent for private placements of limited liability companies formed and managed by an affiliated registered investment advisor, Pear Tree Partners, LP ("Pear Tree Partners"). In addition to acting as placement agent, the Company provided custodial services to each of the limited liability companies through March 31, 2019. Custodial services include the protection of cash and the safekeeping of physical securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of October 1, 2018. Results for reporting periods beginning after October 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605. The adoption of this standard did not result in a transition adjustment.

Revenue Recognition

The Company recognizes revenue and expenses related to distribution and marketing fees and sales-revenue sharing over the performance obligation period, generally monthly or quarterly.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Commissions Investment company

Sale of Investment company commissions are recorded in the month they are earned.

Sales compensation

Sales compensation is from sales of Pear Tree mutual funds. Income is recognized in the month received.

Service Fees

Service fees are received as needed to support additional distribution and servicing efforts. These fees are recognized in the period they are received as the amounts are not determined and constraint not satisfied until such time. The Company also generates commissions when acting as an agent for customer securities transactions.

Private Placement

Revenue from private placements is recognized and earned at the point in time that the performance obligation is completed, which typically occurs on the transaction date. On occasion private placement fees are received and simultaneously paid out as commissions in the form of securities in lieu of cash and are recorded at fair value of such securities received on the date all revenue recognition criteria is met. Management's estimate of fair value of such securities is based primarily on the per share price of the underlying issuing company received in recent capital transactions for similar shares.

Trading Commissions

Trading commission revenues and expenses are recorded in the accounts on the trade date as the performance obligation is not satisfied until such time. In addition, the Company records revenues from contractually reimbursable expenses when incurred and invoiced.

Custody

The Company recognizes revenue related to custodial services over the contract period, generally quarterly or annually. Custodial service revenue performance obligations are simultaneously provided by the company and consumed by the customer. Should any performance obligation not be fulfilled on the above revenue arrangements they are recorded as deferred revenue until the performance obligation is fulfilled. Related expenses are recorded concurrently with revenue.

The Company has adopted the practice expedient for recognizing employee commissions when paid, as contracts generally do not extend beyond one year.

2. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Company maintains cash accounts with a high credit quality, Boston-based bank, the daily balances of which at times may exceed Federal Deposit Insurance Corporation (FDIC) limits.

A substantial portion of the Company's revenue and expenses are attributable to affiliates under common control or managed by such affiliates.

Cash and Restricted Cash

Restricted cash represents amounts held for customers in a special reserve bank account in compliance with SEC Rule 15c3-3, federal and other regulations. Accounting Standards require that in the statement of cash flows, amounts generally described as restricted cash and cash equivalents are included with cash when reconciling the beginning-of-period and end-of-period total amounts.

3. Income Taxes

The Company files a consolidated tax return with the Parent. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

Deferred tax assets and liabilities are determined based on differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse. The deferred tax liability at September 30, 2019 relates to the unrealized gain on marketable securities.

The components of current and deferred income tax expense are as follows:

Current tax expense	
State	$ 3,740
Total current tax expense	3,740
Deferred tax benefit	
Federal	(12,801)
State	(4,822)
Total deferred tax benefit	(17,623)
Total income tax benefit	$ (13,883)

3. Income Taxes (continued)

Deferred tax liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Uncertain Tax Positions

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal
and state examinations by tax authorities for years prior to September 30, 2016. There are no uncertain tax positions that require accrual or disclosure at September 30, 2019.

The company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended September 30, 2019.

4. Related Party Transactions

The Company transacts business with affiliated parties through common control. Related party transactions occurring during the year ended September 30, 2019 are as follows:

The Company provides marketing, distribution, and promotional services to the Pear Tree Funds that are managed by Pear Tree Advisors, Inc., in accordance with 12b-1 distribution agreements. Such agreements provide for a fee at an annual rate of 0.25% of the average net asset values of Pear Tree Funds' ordinary shares. The Company earned $3,303,852 for the year ended September 30, 2019 under such agreements which are reported as marketing and distributions revenue on the statement of operations. As of September 30, 2019, the Company has a receivable of $258,164 for such distribution agreements.

Per a revenue sharing agreement with Pear Tree Advisors, Inc., the company earned $1,388,961 of sales compensation for the year ended September 30, 2019, based on annual rates ranging from 0.25% (for ordinary shares) to 0.30% (for institutional shares) of the average net asset values of the Pear Tree Funds, for accounts of broker on record, for distribution and servicing efforts.

The Company earned service fees of $957,068 for the year ended September 30, 2019, from Pear Tree Advisors, Inc. to support distribution efforts of the Pear Tree Funds.

4. Related Party Transactions (continued)

The Company acted as a custodian for certain non-registered funds through March 31, 2019, which are managed by an entity under common control, Pear Tree Partners. Each of the non-registered funds has custody agreements with the Company, which provide for annual and quarterly custody fees. The Company recognized revenue of $27,998 related to its custodial services, according to these custody agreements for the year ended September 30, 2019.
The Company earned private placement fees of $5,272,916, for the year ended September 30, 2019, from certain non-registered funds, which are advised by Pear Tree Partners, an entity under common control.

The Company invested in shares of two mutual funds managed by an entity under common control. These mutual funds are included in marketable securities in the statement of financial condition in the amount of $773,577. The Company received $14,391 of dividends, $11,167 in long-term capital gains and recorded an unrealized loss of $60,281 to these investments.

Commission revenue is disbursed to in-house representatives and selling group members pursuant to selling agreements and is recorded as commission expense in the statement of operations. The total commission expense for the period through September 30, 2019 was $6,027,817 of which $5,959,644 was paid to USB Corporation, an affiliate under common control with the Company. USB Corporation pays salaries of the Company's registered representatives. As of September 30, 2019, the Company has a commission payable of $252,652 to this affiliate.

Pursuant to an expense sharing agreement with USB Corporation, an affiliate under common control, the Company paid the affiliate $361,900 per month for certain salary, rent, and other expenses incurred by the affiliate on behalf of the Company. A total of $4,342,800 was incurred during the year ended September 30, 2019 under this agreement. In accordance with the expense sharing agreement, the monthly fee is reassessed annually at the end of the fiscal year. In addition, the Company paid the affiliate $338,469 for actual variable expenses incurred on behalf of the Company.

5. Marketable Securities and Fair Value Measurements

Marketable securities consist of mutual funds and are carried at fair market value. Cost and market values at September 30, 2019 are summarized as follows:

	Market Value	Cost	Unrealized Gain
Quant Emerging Markets Fund	$ 294,853	$ 214,025	$ 80,828
Quant Foreign Value Small Cap Fund	478,724	325,526	153,198
Total	$ 773,577	$ 539,551	$ 234,026

5. Marketable Securities and Fair Value Measurements (continued)

Fair Value Hierarchy

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with ASC 820 the following summarizes the fair value hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data

Level 3 Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The valuation methodologies used to determine fair value of the Company's marketable securities remain unchanged during the year ended September 30, 2019.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less than observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

5. Marketable Securities and Fair Value Measurements (continued)

Changes in valuation techniques may result in transfers of an investment's assigned level within the hierarchy. There were no transfers during the year. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of September 30, 2019 are as follows:

	Fair Value Measurements			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual fund – diversified emerging markets	$ 294,853	$ -	$ -	$294,853
Mutual fund – foreign small/mid value	478,724	-	-	478,724
Total assets at fair value	$ 773,577	$ -	$ -	$773,577

The mutual funds were valued at the daily closing price as reported by the fund. These funds as a registered open-end mutual fund, are required to publish their daily net asset value and to transact at that price.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2019, the Company had net capital of $526,544, or $276,544 in excess of its minimum net capital requirement, and its ratio of aggregate indebtedness to net capital was 0.69 to 1.

Part III of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln, Massachusetts, 01773.

7. Commitments and Contingencies

From time to time, the Company is a party to certain claims and litigation incidental to its business. In addition, the Company has examinations performed by FINRA. FINRA has the ability to enforce penalties and fines. Management is of the opinion that the ultimate resolution of any known penalties and fines, either individually or in the aggregate, will not have a material impact of the Company's financial position.

8. Subsequent Events

The Company has evaluated subsequent events through November 16, 2019, the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition of or disclosure in the financial statements.

U.S. BOSTON CAPITAL CORPORATION

Schedule I

Computation of Net Capital, Aggregate Indebtedness,
Net Capital Requirement Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2019

Total stockholder's equity	$	718,983
Add subordinated liabilities to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		718,983
Less non-allowable assets:		
Commissions receivable		34,982
Prepaid expenses and other current assets		41,420
		76,402
Haircuts on marketable securities		116,037
Total adjustments		192,439
Net capital	$	526,544
Aggregate indebtedness:		
Total aggregate indebtedness liabilities from statement of financial condition:		
Commissions payable	$	271,852
Accrued items		90,553
Accrued income taxes		956
Total aggregate indebtedness	$	363,361
Computation of net capital requirement		
Minimum net capital required	$	250,000
Excess net capital	$	276,544
Ratio: Aggregate indebtedness to net capital		0.69 to 1

The above computation does not differ materially from the computation reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2019.

U.S. BOSTON CAPITAL CORPORATION
Schedule II
Computation for Determination of Customer Account Reserve Requirements Under
Rule 15c3-3 Exhibit A
of the Securities and Exchange Commission
September 30, 2019

Total credit items	$ -
Total debit items	-
Reserve computation	
Excess of total credits over total debits	$ -
Amount held on deposit in "Reserve Bank Account" at September 30, 2019	$ 20,000

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2019.

U.S. BOSTON CAPITAL CORPORATION

Schedule III

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 Exhibit A
of the Securities and Exchange Commission
September 30, 2019

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control have been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-

Report of Independent Registered Public Accounting Firm

To the Board of Directors of U.S. Boston Capital Corporation:

We have examined U.S. Boston Capital Corporation statements, included in the accompanying Compliance Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, that (1) U.S. Boston Capital Corporation has established and maintained internal control over compliance as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5; (2) the internal control over compliance of U.S. Boston Capital Corporation was not effective for the fiscal year October 1, 2018 to September 30, 2019; (3) the internal control over compliance of U.S. Boston Capital Corporation was effective as of the most recent fiscal year end September 30, 2019; (4) U.S. Boston Capital Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule"), and 240.15c3-3(e) (the "reserve requirements rule") and SEC Rule 17a-13 Quarterly Security counts as of the most recent fiscal year ended September 30, 2019; and (5) the information that U.S. Boston Capital Corporation used to state whether it was in compliance with Rule 15c-3-1 and paragraph (e) of Rule 15c3-3 was derived from the books and records of U.S. Boston Capital Corporation.

U.S. Boston Capital Corporation's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing U.S. Boston Capital Corporation with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 under the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of U.S. Boston Capital Corporation will be prevented or detected on a timely basis. Our responsibility is to express an opinion on U.S. Boston Capital Corporation's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether U.S. Boston Capital Corporation's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2019; U.S. Boston Capital Corporation complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2019; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2019 was derived from U.S. Boston Capital Corporation's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating U.S. Boston Capital Corporation's compliance with 17 C.F.R. §§

240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from U.S. Boston Capital Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in U.S. Boston Capital Corporation's internal control over compliance during the fiscal year ended September 30, 2019. There was a material weakness in their controls related to the customer statements that were not sent as required by NASD Rule 2340.

In our opinion, U.S. Boston Capital Corporation's statements referred to above are fairly stated, in all material respects.

Wolf & Company, P.C.

Boston, Massachusetts
November 22, 2019

U.S. BOSTON CAPITAL CORPORATION

Compliance Report pursuant to Rule 17a-5(d)(3)
of the Securities and Exchange Commission
For the Fiscal Year Ended September 30, 2019

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(1) U.S. Boston Capital Corporation has established and maintained Internal Control Over Compliance as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Internal Control Over Compliance of U.S. Boston Capital Corporation was not effective for the fiscal year October 1, 2018 to September 30, 2019.

There was a material weakness in our controls related to the customer statements. Customer statements were not sent as required by NASD rule 2340.

(3) The Internal Control Over Compliance of U.S. Boston Capital Corporation was effective as of the most recent fiscal year end September 30, 2019.

(4) U.S. Boston Capital Corporation was in compliance with Rule 17 C.F.R.§§ 240.15c3-1 (the "net capital rule"), 240.15c3-3(e) (the "reserve requirements rule") and SEC rule 17a-13 Quarterly Security Counts, as of the end of the most recent fiscal year ended September 30, 2019.

(5) The information that U.S. Boston Capital Corporation used to state whether it was in compliance with Rule 15c-3-1 and paragraph (e) of Rule 15c3-3 was derived from the books and records of U.S. Boston Capital Corporation.

Signature: Deborah A Kessinger Date: 11-22-19
Deborah A. Kessinger, President

WOLF & COMPANY, P.C.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of
U.S. Boston Capital Corporation
Lincoln, Massachusetts

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by U.S. Boston Capital Corporation (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended September 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. No overpayment has been applied.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
November 22, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 9/30/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15885 FINRA SEP
U S BOSTON CAPITAL CORPORATION
55 OLD BEDFORD RD
LINCOLN MA 01773-1125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Diane Hunt 781-676-5941

2. A. General Assessment (item 2e from page 2) $ 11,909.01

B. Less payment made with SIPC-6 filed (exclude interest) (8,436.10)
4/30/2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,472.91

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,472.91

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 3,472.91

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

U.S. Boston Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of October , 2019 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2018 and ending 9/30/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,367,814
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	60,280
Total additions	11,428,094
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,488,752
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,488,752
2d. SIPC Net Operating Revenues	$ 7,939,342
2e. General Assessment @ .0015	$ 11,909.01
	(to page 1, line 2.A.)

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